UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Signs Joint Venture Agreement with Dynanonic to Produce Lithium Iron Phosphate for European Battery Market

 Item 1

ICL Signs Joint Venture Agreement with Dynanonic to Produce Lithium Iron Phosphate for European Battery Market

ICL Group Ltd. (“ICL”) hereby reports that it has signed a joint venture agreement (the “JV Agreement”) with Shenzhen Dynanonic for the production of lithium iron phosphate (LFP) cathode active material (CAM) in Europe (the “Joint Venture”). The JV Agreement marks the first step in a collaboration between ICL and Shenzhen Dynanonic to achieve market leadership in the European market by bringing mass production of LFP to the European Union via Spain.

Pursuant to the terms of the JV agreement, the parties intend to establish a new production facility at ICL's Sallent, Spain, site, where ICL previously operated a potash production site. This project will repurpose the roughly 25 acres of available land and with an option for further expansion. The location is approximately 60 miles from the Port of Barcelona, accessible by rail and is also in close proximity to planned LFP battery plants in Europe.

ICL will hold an 80% share in the Joint Venture, with the potential for modifications, pending further investment opportunities. The initial estimate of the expected investment in the facility in Spain is  approximately €285 million, however, this estimate is subject to change and may vary significantly based on final investment decisions and regulatory requirements.

Closing of the Joint Venture is subject to several material conditions precedent, including the conclusion of investment estimates, approvals from both parties' boards of directors, and the finalization of ancillary agreements (such as licensing and lease agreements). Additionally, the Joint Venture requires government permits and approvals, including those from the PRC government and Spanish authorities.

Shenzhen Dynanonic Co., Ltd (SZSE: 300767) is a public company with shares listed and traded on the Shenzhen Stock Exchange of the People's Republic of China (“PRC”).

***

Forward-Looking Statements

This filing contains statements that constitute forward-looking statements, many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in this filing and include, but are not limited to, statements regarding the proposed Joint Venture, the JV Agreement, including the expected terms and conditions contained therein, timing for construction and completion of the production facility, estimated capital expenditures related to the production facility and intentions regarding obtaining market leadership in the European market for battery materials.  Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management.  Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: estimates, forecasts and statements as to management's expectations with respect to, among other things, construction and additional costs related to the establishment of the production facility, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, positioning, objectives and expectations, general economic, market and business conditions, supply chain and logistics disruptions, energy storage and electric vehicle growth, global unrest and conflict, governmental and regulatory requirements and actions by governmental authorities from all relevant geographies, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains.  As a result of the foregoing, readers should not place undue reliance on the forward‐looking statements contained in this press release concerning the timing of the transaction, or other more specific risks and uncertainties facing ICL, such as those set forth in the “Risk Factors” section of its Annual Report on Form 20-F filed on March 14, 2024, as such risk factors may be updated from time to time in its Current Reports on Form 6-K and other filings ICL makes with the U.S. Securities and Exchange Commission from time to time.

Forward-looking statements refer only to the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to publicly release any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: January 16, 2025

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: January 16, 2025